Royal Standard Minerals Inc.
3258 Mob Neck Road
Heathsville, Virginia 22473 Tel. 804‐580‐8107 Fax 804‐580‐4132

By: Edgar Filing

December 14, 2007

United States Security & Exchange Commission
ATTN: Mr. John Cannarella Division of Corporation Finance
100 F. Street, N.W., Stop 7010
Washington, D.C. 20549

RE: Royal Standard Minerals Inc.
Form 20F for the Fiscal Year Ended January 31, 2007
Filed July 30, 2007
File No. 000‐28980

Dear Mr. Cannarella:

We are in receipt of your faxed letter dated December 12, 2007 regarding the above noted
Form 20F. We request additional time, due to the holidays, to complete our response to your engineering comments. We expect to complete our response by January 18, 2008. Please feel free to contact me at 775‐487‐2454 should this be a problem. Thank you for your patience with this matter.

Sincerely,

/s/ Roland M. Larsen

Roland M. Larsen
President & CEO